HOWARD S. HIRSCH

hhirsch@bakerdonelson.com

Direct: (404) 443-6703

April 20, 2009

Via email and EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Strategic Storage Trust, Inc.

Post-Effective Amendment No. 3 to Registration Statement on

Form S-11

File No. 333-146959

Filed March 17, 2009

Dear Ms. Garnett:

On behalf of our client, Strategic Storage Trust, Inc. (the “Company”), we are submitting this letter regarding the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form S-11 filed on March 17, 2009. This letter includes our response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Paula Mathews of the Company dated March 31, 2009 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. Any revisions noted have been made as part of Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-11, which included Supplement No. 12 to the Company’s prospectus and was filed on April 20, 2009.

Registration Statement Cover Page

1.	Please include the Form S-11 cover page language reflecting your reliance on Rule 415. This language was added in a recent amendment to the form.

Response: In response to this comment, we note that the Company included the relevant language on the cover page to Post-Effective Amendment No. 4 and will include such language on any future amendments. We respectfully request that you clear this comment.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

April 20, 2009

General

2.	Please tell us what consideration you have given to updating your base prospectus.

Response: In response to this comment, we note that, based on our conversations with the Staff, the Company understands the Staff’s position regarding updating its base prospectus. The Company continually evaluates the appropriateness and cost effectiveness of updating its base prospectus and expects to do so in the near future. We respectfully request that you clear this comment.

3.	Please consider using historical incorporation by reference to update your prospectus as permitted in the recent amendment to Form S-11.

Response: In response to this comment, we note that, as the Company’s business grows, it will continually evaluate the use of historical incorporation by reference to update its prospectus, as permitted in the recent amendment to Form S-11, to determine when the use of such historical incorporation by reference is appropriate. In addition, in Supplement No. 12 to the prospectus, the Company incorporated by reference the audited financial statements and unaudited pro forma financial information related to its acquisitions to previous filings with the Commission. We respectfully request that you clear this comment.

Supplement

4.	In an appropriate section of the supplement, please provide “Selected Financial Data” as specified in Item 301 of Regulation S-K.

Response: In response to this comment, we note that the Company included a section entitled “Selected Financial Data” on page 12 of Supplement No. 12 to its prospectus and will continue to do so in future prospectus supplements. We respectfully request that you clear this comment.

5.	Please include tabular disclosure of the aggregate compensation paid to date to your advisor and its affiliates. Please also disclose aggregate fees accrued but not yet paid, if any. The disclosure should break out the fees by type, such as offering fees, acquisition fee, operating fees and back-end fees.

Response: In response to this comment, we note that the Company included tabular disclosure of the aggregate compensation paid through and payable as of December 31, 2008 to the Company’s advisor and its affiliates in the notes to the Company’s consolidated audited financial statements for the year then ended on page F-16 of Supplement No. 12 to the prospectus. This information will be updated on a quarterly basis in the notes to the Company’s financial statements included in its Forms 10-Q Quarterly Reports and corresponding prospectus supplements. We respectfully request that you clear this comment.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

April 20, 2009

Status of Our Offering, page 2

6.	Please disclose the amount of shares remaining to be offered.

Response: In response to this comment, we note that the Company disclosed the amount of shares remaining to be offered in its initial public offering in the “Status of Our Offering” section on page 2 of Supplement No. 12 to its prospectus and will continue to do so in future prospectus supplements. We respectfully request that you clear this comment.

Distribution Declaration History, page 2

7.	Please disclose the aggregate amount of distributions declared and distributions paid in each of the quarters disclosed. Also disclose the per share amount of distributions paid if it is different from distributions declared. Your statement of cash flows for the nine months ended September 30, 2008 indicates you have paid some distributions.

Response: In response to this comment, we note that the Company disclosed distributions declared and paid by quarter in the “Distribution Declaration History” section on page 2 of Supplement No. 12 to its prospectus and will continue to do so in future prospectus supplements. We respectfully request that you clear this comment.

8.	For distributions that have been paid, please disclose any amounts that have been reinvested.

Response: As part of the disclosure noted in the Company’s response to comment #7, the Company disclosed the amount of distributions paid to date that have been reinvested pursuant to the Company’s distribution reinvestment plan. We respectfully request that you clear this comment.

9.	Please disclose the source of distributions for each of the quarters disclosed, specifying the amount paid from offering proceeds, the amount paid from operating revenues generated from acquisitions and the amount paid from other sources. Describe any such other sources.

Response: As part of the disclosure noted in the Company’s response to comment #7, the Company disclosed the source of distributions paid to date as being offering proceeds from the Company’s initial public offering. We respectfully request that you clear this comment.

Acquisition of Self Storage Facilities, page 3

10.	Please expand your disclosure of your self storage facilities to disclose average rents and information regarding the yield on the acquisitions.

Response: In response to this comment, we note that the Company included expanded disclosure regarding its self storage facilities, including disclosure related to average rents and information regarding the yield on acquisitions, in the “Acquisition of Self Storage Facilities” on page 3 of Supplement No. 12 to its prospectus. We respectfully request that you clear this comment.

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

April 20, 2009

11.	Please disclose the date through which the Prior Performance Tables have been updated in this section and in Appendix A to the Supplement.

Response: In response to this comment, we note that the Company disclosed the date through which the Prior Performance Tables have been updated in such tables included in Supplement No. 12 to its prospectus on pages A-3, A-7, A-13, A-30 and A-31 and Part II of Post-Effective Amendment No. 4 to the Company’s Registration Statement on page II-8. We respectfully request that you clear this comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 443-6703.

Very truly yours,

/s/ Howard S. Hirsch

cc:	Sonia G. Barros, Special Counsel
Michael K. Rafter
H. Michael Schwartz
Paula Mathews